UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 14)*

                               Vector Group Ltd.
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                         (Title of Class of Securities)

                                   112525100
                                 (CUSIP Number)

                     Keith Schaitkin, Esq., General Counsel
                Icahn Associates Corp. and affiliated companies
                          767 Fifth Avenue, 47th floor
                            New York, New York 10153
                                 (212) 702-4380

          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               November 22, 2011
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing informa-tion which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                               (Amendment No. 14)

CUSIP No. 112525100

1   NAME OF REPORTING PERSON
      High River Limited Partnership

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS*
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                              / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER
      3,963,852

8   SHARED VOTING POWER
      0

9   SOLE DISPOSITIVE POWER
      3,963,852

10  SHARED DISPOSITIVE POWER
      0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,963,852

12  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*       / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.99%

14  TYPE OF REPORTING PERSON*
      PN

                                  SCHEDULE 13D
                               (Amendment No. 14)

CUSIP No.112525100

1   NAME OF REPORTING PERSON
      Hopper Investments, LLC

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) / /
    (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS*
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)     / /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      3,963,852

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      3,963,852

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      3,963,852

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      4.99%

14  TYPE  OF  REPORTING  PERSON*
      OO

                                  SCHEDULE 13D
                               (Amendment No. 14)

CUSIP No.112525100

1   NAME OF REPORTING PERSON
      Barberry Corp.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS*
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)     / /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      3,963,852

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      3,963,852

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      3,963,852

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      4.99%

14  TYPE  OF  REPORTING  PERSON*
      CO

                                  SCHEDULE 13D
                               (Amendment No. 14)

CUSIP No.112525100

1   NAME OF REPORTING PERSON
      Carl C. Icahn

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS*
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)     / /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      United  States  of  America

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      3,963,852

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      3,963,852

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      3,963,852

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   /X/

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      4.99%

14  TYPE  OF  REPORTING  PERSON*
      IN

                                  SCHEDULE 13D
                               (Amendment No. 14)

Item 1. Security and Issuer

     The Schedule 13D filed with the U.S. Securities and Exchange Commission on January 28, 1998, by the Icahn Group, as previously amended, relating to the shares of common stock, $0.10 par value (the "Shares"), of Vector Group Ltd. (the "Issuer"), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the previously filed statement on Schedule 13D.

Item 4. Purpose of Transaction

     Item  4  of  the  Schedule  13D  is  hereby  amended  to add the following:

     On November 22, 2011, the Icahn Group sold an aggregate of 10,836,000 Shares at a price of $17.705 per share. 7,240,000 Shares were sold in market transactions and 3,596,000 Shares were sold in a private transaction pursuant to an agreement, a copy of which is filed herewith as an exhibit and incorporated herein by reference. The transactions are expected to settle on or about November 28, 2011.

Item 5. Interest in Securities of the Issuer

     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) Following the transactions described in Item 4 above, the Icahn Group may be deemed to beneficially own, in the aggregate, 3,963,852 Shares, representing approximately 4.99% of the Issuer's outstanding Shares (based upon the 79,442,674 Shares stated to be outstanding as of November 3, 2011 by the Issuer in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 3, 2011).

     (b) High River may be deemed to have sole voting power and sole dispositive power with regard to 3,963,852 Shares. Each of Hopper, Barberry and Carl C. Icahn, by virtue of their relationship to High River, may be deemed to have shared voting power and shared dispositive power with regard to such Shares.

     (c) All transactions in the Shares effected by the Icahn Group within the past 60 days are set forth in Item 4 hereof.

     (e) As a result of the transactions reported in this Schedule 13D, the Icahn Group ceased to be the beneficial owners of more than five percent of the Shares and are no longer subject to the reporting requirements of Rule 13d-1(a) of the Exchange Act.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     Item  6  of  the  Schedule  13D  is hereby amended by adding the following:

     The disclosure set forth above in Item 4 is incorporated herein by reference.

Item 7. Exhibits

     1. Agreement dated as of November 22, 2011, among High River Limited Partnership, Frost Gamma Investments Trust and Phillip Frost.

                                   SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2011


HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, its general partner
By: Barberry Corp., its sole member

By:  /s/ Edward E. Mattner
     ---------------------
     Name: Edward Mattner
     Title: Authorized Signatory


HOPPER INVESTMENTS, LLC
By: Barberry Corp., its sole member

By:  /s/ Edward E. Mattner
     ---------------------
     Name: Edward Mattner
     Title: Authorized Signatory


BARBERRY CORP.

By:  /s/ Edward E. Mattner
     ---------------------
     Name: Edward Mattner
     Title: Authorized Signatory



/s/ Carl C. Icahn
-----------------
CARL C. ICAHN



   [Signature Page of Amendment No. 14 to Schedule 13D with respect to Vector
                                  Group Ltd.]

                                                                       EXHIBIT 1

                               PURCHASE AGREEMENT

     This PURCHASE AGREEMENT ("AGREEMENT") is entered into as of the 22nd day of November, 2011, by and between FROST GAMMA INVESTMEMTS TRUST and PHILLIP FROST (jointly and severally, the "BUYER") and HIGH RIVER LIMITED PARTNERSHIP ("SELLER").

                              B A C K G R O U N D

     WHEREAS, Seller is the owner of 3,596,000 shares of the Common Stock, par value $0.10 per share (such 3,596,000 shares, the "COMMON STOCK") issued by Vector Group Ltd. (the "COMPANY"); and

     WHEREAS, Seller has agreed to sell the Common Stock for an aggregate of $63,667,180 (the "TOTAL PRICE"); and

     WHEREAS, the Buyer has agreed to purchase the Common Stock for the Total Price.

     NOW, THEREFORE, in consideration of the foregoing premises and the mutual promises, covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller and the Buyer, intending to be legally bound, hereby agree as follows:

     SECTION 1. PURCHASE AND SALE. The Buyer hereby purchases from the Seller, and Seller hereby sells to the Buyer all rights, title and interest in the Common Stock.

     SECTION 2. PAYMENT AND DELIVERY. On November 28, 2011, the Seller shall deliver the Common Stock to an account at Jefferies and Company designated by Phillip Frost versus immediate payment (DVP) of the Total Price to Seller.

     SECTION 3. REPRESENTATIONS AND WARRANTIES OF SELLER. Seller hereby represents and warrants to the Buyer as follows:

          (a) This Agreement has been duly and validly executed and delivered by Seller and constitutes the legal, valid and binding obligation of Seller, enforceable against the Seller in accordance with its terms.

          (b) Seller has full and legal title and beneficial interest to the Common Stock and conveys to Buyer, such Common Stock, free and clear of any lien.

          (c) Seller acknowledges and understands that Buyer may have information regarding the Company not known to Seller.

     SECTION 4. REPRESENTATIONS AND WARRANTIES OF THE BUYER. The Buyer hereby represents and warrants to Seller as follows:

          (a) This Agreement has been duly and validly executed and delivered by the Buyer and constitutes the legal, valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms.

          (b) Buyer is purchasing the Common Stock for its own account and not with a view towards the sale or distribution thereof in violation of the Securities Act of 1933, as may be amended from time to time (the "ACT").

          (c) Buyer is (i) an "accredited investor" as defined in Rule 501(a) of Regulation D promulgated under the Act and (ii) a "qualified institutional buyer" as defined in Rule 144A of the Act.

          (d) Buyer understands that its investment in the Common Stock entails a high degree of risk, Buyer's acquisition of the Common Stock will be a highly speculative investment and, without impairing its financial condition, it is able to hold the Common Stock for an indefinite period of time and to suffer a complete loss of its investment. Buyer understands the lack of liquidity and restrictions on transfer of the Common Stock and that its investment in the Common Stock is suitable only for a person or entity of adequate financial means that has no need for liquidity of this investment and that can afford a total loss of its investment;

          (e) Buyer is not acquiring the Common Stock as a result of or subsequent to any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio, any seminar or meeting, or any solicitation by a person not previously known thereto in connection with investments in securities generally.

          (f) Buyer acknowledges and understands that Seller may have information regarding the Company not known to Buyer.

     SECTION  5.  MISCELLANEOUS.

          (a) Survival. All representations, warranties and agreements made by each party under this Agreement shall survive the closing of the transactions contemplated hereunder.

          (b) Choice of Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement
(whether brought against a party hereto or its respective affiliates, principals, stockholders, directors, partners, employees and agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or is an inconvenient venue for such proceeding.

          (c) Counterparts. This Agreement may be executed in counterparts (whether facsimile, .PDF or original), each of which shall be deemed to be an original, and all of which shall together constitute one and the same instrument.

          (d) Further Instruments. The parties shall, at any time, and from time to time, following the execution hereof, execute and deliver all such further instruments or documents and take all such further actions as may be reasonably necessary or appropriate in order to carry out more effectively the intent and purposes of this Agreement.

          (e) Amendment. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the parties hereto.

          (f) Expenses. Each party will bear its own expenses and costs incurred in connection with this Agreement and the transactions contemplated hereby.

          (g) Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter contained herein, and supersedes all prior and contemporaneous oral and written communications and agreements with respect thereto.

          (h) No Broker. The parties represent and warrant to each other that neither party used any broker in connection with the transaction.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

BUYER:

FROST  GAMMA  INVESTMEMTS  TRUST

By:  _____________________________________
       Name:  Phillip  Frost
       Title:  Trustee


________________________________________
PHILLIP  FROST



SELLER:

HIGH  RIVER  LIMITED  PARTNERSHIP
By:  Hopper  Investments  LLC,  its  general  partner
By:  Barberry  Corp.,  its  sole  member

By:  _____________________________________
       Name:  Edward  Mattner
       Title:  Authorized  Signatory